UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Capricor Therapeutics, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

14070B309
(CUSIP Number)

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 3, 2024
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐  Rule 13d-1(b)
☒  Rule 13d-1(c)
☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nippon Shinyaku Co., Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 4,291,844
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 4,291,844
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,291,844(1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.2%(2)
12.	TYPE OF REPORTING PERSON (see instructions) FI

(1) Consists of (i) 2,145,922 shares held by Nippon Shinyaku Co., Ltd. (the “Purchased Shares”); and (ii) 2,145,922 shares issuable upon the exercise of warrants (the “Warrants” and, together with the Purchased Shares the “Shares”) held directly by Nippon Shinyaku Co., Ltd. which are fully exercisable as of April 3, 2024.
(2) Based on 32,538,930 shares of common stock, par value $0.001 per share (the “Common Stock”) issued and outstanding as of August 7, 2024.

Explanatory Note

This Amendment No. 1 (“Amendment No. 1”) to the Schedule 13G initially filed with the Securities and Exchange Commission (“SEC”) on October 17, 2023 (the “Original Schedule 13G”) is being filed by Nippon Shinyaku Co., Ltd. (the “Reporting Person”) for the sole purpose of:

(i)	reporting the Reporting Person’s beneficial ownership as of April 3, 2024, to include the Warrants that were exercisable and beneficially owned by the Reporting Person as of April 3, 2024; and
(ii)	to report the Reporting Persons beneficial ownership as of the date of filing of this report.

Item 1.

(a)	Name of Issuer Capricor Therapeutics, Inc.

(b)	Address of Issuer’s Principal Executive Offices
840 Wilshire Blvd., 2nd Floor, Beverly Hills, California 90211

Item 2.

(a)	Name of Person Filing Nippon Shinyaku Co., Ltd.

(b)	Address of the Principal Office or, if none, residence 14, Nishinosho-Monguchi-cho, Kisshoin, Minami-ku, Kyoto 601-8550, Japan

(c)	Citizenship
The Reporting Person is organized under the laws of Japan.
(d)	Title of Class of Securities
Common Stock, par value $0.001
(e)	CUSIP Number
14070B309

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

(a)	Amount beneficially owned: 4,291,844

(b)	Percent of class: 13.2%

(c)	Number of shares as to which the person has: 4,291,844

	(i)	Sole power to vote or to direct the vote 4,291,844.

	(ii)	Shared power to vote or to direct the vote 0.

	(iii)	Sole power to dispose or to direct the disposition of 4,291,844.

	(iv)	Shared power to dispose or to direct the disposition of 0.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     ☐ .

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 23, 2024
Date

/s/ Takanori Edamitsu
Signature

Takanori Edamitsu, Director, Business Management & Sustainability
Name/Title